Exhibit 99.1

NR-20-01

GOLD RESERVE REPORTS ON RESULTS OF ANNUAL MEETING

SPOKANE, WASHINGTON, September 10, 2020

Gold Reserve Inc. (TSXV: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) announced that, at the annual general and special meeting of Shareholders held earlier today, James H. Coleman, Rockne J. Timm, A. Douglas Belanger, James P. Geyer, Yves M. Gagnon, Robert A. Cohen and James Michael Johnston were elected to the Board of Directors of Gold Reserve to hold office until the next annual meeting or until their successors are duly elected or appointed, PricewaterhouseCoopers LLP were appointed as auditors of the Company and the audited financial statements of the Company for the year ended December 31, 2019 were duly received. In addition, disinterested shareholders approved a resolution to re-price certain previously issued stock options in order to reflect the decrease in the market price of the Company’s Class A Common Shares as a result of the return of capital distribution made to shareholders in June 2019 as set out in the Company’s management information circular dated July 28, 2020.

On behalf of the Board, Rockne J. Timm, CEO acknowledges Jean Charles Potvin's retirement from the board and salutes his 26 years of outstanding service and valued counsel to the Company, noting that Mr. Potvin will remain as an important advisor to the Company in the future.

Gold Reserve is pleased that Yves M. Gagnon has joined the Board of Directors of the Company. Former Ambassador Gagnon retired from public service after 45 years of service with Global Affairs Canada. His extensive experience includes appointments as Canadian Ambassador to 6 countries including Venezuela and Cuba and he brings unique abilities and insights into the geopolitical challenges currently facing the Company and we welcome his counsel at this critical time. As a consequence of his election to the Board, Mr. Gagnon has been granted stock options to purchase 125,000 shares of Gold Reserve Inc. at a price of US $1.75 with a term of 10 years.

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the risks and uncertainties associated with U.S. and Canadian Sanctions against Venezuela and/or its government officials, risks associated with the continued failure by Venezuela to honor its commitments under the Settlement Agreement and/or the Award; risks associated with the collection of the Award and substantial concentration of our operations and assets in Venezuela and risks that any future Venezuelan administration will fail to respect the agreements of the prior administration. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2019 which have been filed on SEDAR and are available under the Company’s profile at www.sedar.com and which form part of the Company’s Form 40-F for the year ended December 31, 2019 which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.